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SECURI 06004946 SSION

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JM 3/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock USA Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Rte 6, Ste 101
(No. and Street)

Carmel NY 10512
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ego and Company PC
(Name – *if individual, state last, first, middle name*)

7600 Georgia Avenue NW Ste 206 Washington DC 20012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock USA Investments Inc, as of 12/31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHERINE M. K[illegible]
Comm# DD[illegible]
Expires 1/27/[illegible]
Bonded thru ([illegible])432-4254
Florida Notary Assn., Inc

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
STOCK USA
INVESTMENTS, INC.

FISCAL YEAR ENDED
DECEMBER 31, 2005

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

EGO AND COMPANY, P.C., CERTIFIED PUBLIC ACCOUNTANTS

STOCK USA INVESTMENTS, INC.
DECEMBER 31, 2005

Table of Contents

EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Stock USA Investments, Inc.
Carmel, NY

We have audited the accompanying balance sheet of Stock USA Investments, Inc. (Stock USA) as of December 31, 2005, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Stock USA's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock USA as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements described in the first paragraph. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in those schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ego & Company, P.C.

Washington, DC
February 24, 2006

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

STOCK USA INVESTMENTS, INC.
Balance Sheet
December 31, 2005

Assets:		
Cash (Note 3)	$	107,530
Commission Receivable		102,400
Clearing Deposit (Note 4)		75,000
Computer Equipment, net (Note 5)		12,942
Total Assets	$	297,872
Liabilities & Stockholders' Equity:		
Liabilities:		
Accounts Payable and Accrued Expenses	$	123,064
Total Liabilities		123,064
Stockholders' Equity		
Common Stock		200
Paid-in Capital		159,385
Retained Earnings		15,223
Total Stockholders' Equity		174,808
Total Liabilities & Stockholders' Equity	$	297,872

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
Income Statement
For the Year Ended December 31, 2005

REVENUES:	
Commissions revenue	$ 1,414,746
ECN rebate	30,608
Other income	2,120
Total Revenues	1,447,474
EXPENSES:	
Clearance and execution fees	270,328
Compensation and benefits	584,876
Communication	327,968
Promotional and advertising	195,790
Occupancy and equipment rental	79,971
Office supplies expenses	29,761
Regulatory and registration fees	31,071
Professional fees	22,378
Repairs and maintenance	10,029
Travel and entertainment	36,339
Insurance	12,320
Depreciation expense	5,221
Other expense	12,770
Total Expenses	1,618,822
Income before provision of taxes	(171,348)
Provision of taxes	-
Net Income/(Loss)	$ (171,348)

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ (171,348)
Adjustments to reconcile net income to net cash flows from operating activities	
Depreciation	5,221
(Increase)/decrease in commission receivable	52,871
(Increase)/decrease in clearing deposits	(25,000)
(Increase)/decrease in other assets	16,041
Increase/(decrease) in accounts payable & accrued expenses	13,729
Net Cash Provided by (Used in) Operating Activities	(108,486)
CASH FLOW FROM INVESTING ACTIVITIES	
Net acquisition of assets	-
Net Cash Used in Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net proceeds from stockholders	(65,962)
Payment to bank for loan	
Net Cash Provided by Financing Activities	(65,962)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENT	(174,448)
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR	281,978
CASH AND CASH EQUIVALENT, END OF YEAR	$ 107,530

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. **Organization**

Stock USA Investments, Inc. (the "Company") formerly Speedtrader.com, Inc. was incorporated in the state of New York in 1999. During 2001 the Company received authorization to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker-dealer. The Company is aa member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission. The Company also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. The Company operates as an introducing broker and clears all securities transactions through its clearing broker, Pension Financial Services, Inc., on a fully-disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers, and does not carry accounts of, or for, customers. Clients send money directly to the clearing organizations for deposit into the Company's accounts. The Company collects commission fees for its services to its clients. The Company is currently registered to do business in many states.

2. **Summary of Significant Accounting Policies**

a. Basis of Accounting

The Company has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed. Proprietary securities transactions and commission revenues are recorded on a trade date basis

b. Cash and Cash Equivalents

For financial statement purposes, the Company considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

The Company capitalizes asset purchases and depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

STOCK USA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005

d. Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company receives all of its revenue from fees charged for its brokerage services. During the year, the Company maintained two checking accounts and one money market account at Citibank. The total cash balances at December 31, 2005 were as follows:

Checking –Citibank	$ 91,237
Checking – Citibank	9,794
Money market – Citibank	6,499
Total	$ 107,530

4. Clearing Deposit

The Company held a clearing deposit with Pension Financial Services, Inc. as requirement for the Company to do business with the clearing organization. At December 31, 2005, the balance in this reserve account amounted to $75,000.

5. Fixed Assets – Computer Equipment

At December 31, 2005, the balances of fixed assets and the related accumulated depreciation were as follows:

Furniture and Fixtures	$ 15,535
Equipment	32,240
Total	47,775
Less: Accumulated depreciation	(34,834)
Net	$ 12,941

6. **Brokerage Activities**

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2005, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

7. **Income Taxes**

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change from day to day. At December 31, 2005, the Company had net capital of approximately $161,866 which was in excess of its required minimum net capital at that date of $5,000.

9. **Related Party Transactions**

During 2005, the Company paid $75,000 for rent and $88,000 for advertising to companies affiliated with the shareholder.

10. **Profit Sharing Plan**

The Company maintains a profit sharing plan covering full time employees. Company contributions to the plan is made at the discretion of the shareholder, and are based upon such factors as employee compensation and net income, as defined in the plan. There were no employer contributions made to the plans for the year ended December 31, 2005.

The Company also maintains an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. The Company has not elected to make matching contributions.

STOCK USA INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

Schedule A

1. Changes in Stockholders' Equity:

Balance, Beginning of period	$ 412,118
Net income/ (loss)	(171,348)
Additions (includes non-conforming capital of $0)	-
Deductions (includes non-conforming capital of $0)	(65,962)
Balance, end of period	$ 174,808

The accompanying notes are an integral part of these financial statements

STOCK USA INVESTMENTS, INC.
Computation of Net Capital Under 240.15c3-1
December 31, 2005

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$ 107,530	$ -	$ -	$ -	$ -
Commission receivable	$ 102,400				
Clearing deposit	75,000				
Computer equipment, net (Note 5)		12,942			
Accounts payable & accrued exp.				123,064	
Other liabilities					
common stock					200
Paid-in capital					159,385
Retained earnings					186,571
Net income					(171,348)
Totals	$ 284,930	$ 12,942	$ -	$ 123,064	$ 174,808

2. **NET CAPITAL COMPUTATION:**

Total Assets	$ 297,872
Less: Total Liabilities	(123,064)
Net Worth	174,808
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	174,808
Less: Non-Allowable Assets	(12,942)
Tentative Net Worth	161,866
Haircuts	-
Undue Concentration haircuts	-
Net Capital	161,866
Less: Minimum Required Net Capital per SEC rule 15c3-1	(5,000)
Excess Net Capital	$ 156,866

3. **Reconciliation of Differences:**
No material differences exist between the computation of net capital above and the Stock USA's unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

STOCK USA INVESTMENTS, INC.
Other Supplementary Data
For the Year Ended December 31, 2005

Schedule C

4. **A Compuation for Determination of the Reserve Requirements**

   Stock USA is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. **A reconciliation, including appropriate explanations of the audited computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. If no material differences exist, a statement so indicating shall be filed.**

   Stock USA is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

6. **Information Relating to the Possession or Control Requirements**

   Stock USA is a fully disclosed Broker Dealer and is exempt from this requirement.

7. **A Statement of Changes in Liabilities Subordinated to Claims of General Creditors**

   There were no general creditors as of December 31, 2005

8. **A report describing any material inadequacies found to exist**

   There were no material inadequacies found by auditors to exist (see Report on page 10).

9. **A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation**

   No such differences exist because Stock USA does not have subsidiaries that would require a consolidated financial condition for Stock USA.

The accompanying notes are an integral part of these schedules

EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors and Stockholders
Stock USA Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stock USA Investments, Inc. (Stock USA), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Stock USA including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Stock USA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Stock USA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems

The management of Stock USA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Stock USA has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Stock USA's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ego & Company, P.C.

Washington, DC
February 24, 2006